Exhibit 99.3

Dear Dhruv:

Thank you for taking the time to talk on Thursday April 1, 2021. As I mentioned, The 2020 Timothy L. Maguire Investment Trust owns 3,835,533 shares of Yatra Online, Inc. (Yatra) which represents 6.2% of the outstanding stock. Below is a summary of our call and my thoughts.

1.	You stated on the February 4th, 2021 earnings call that you are “seeing evidence of an accelerated shift towards online fairs” away from off-line travel firms. You confirmed on our call that this trend is accelerating, and this change is what you are most excited about today.
2.	Yatra is radically undervalued compared to its peer companies, MakeMyTrip and Easy Trip. MakeMyTrip trades at 5X FTM revenue and Easy Trip trades at 12X TTM revenue. Yatra trades at 2.5X FTM revenue.
3.	Domestic air travel in India is back to 80% of 2019 levels with passenger traffic for March 2021 at 66% of 2019 levels. Recovery was on the right track but the recent rise in cases in India has somewhat impacted demand. However, you expect the recovery to rapidly accelerate as vaccinations propagate throughout the population. India aims to vaccinate over 250 million people by July.
4.	India's air passenger traffic is expected to grow six-fold to 1.1 billion per year by 2040. Yatra is well positioned to experience a multi-year cycle of sustained elevated revenue growth similar what Priceline.com (now Booking.com) and Expedia experienced for the last 20 years.
5.	You have done an excellent job of expense management in the Covid environment. The Company has $33.7M in net cash and $110,000 of debt. Your healthy balance sheet will give you the flexibility to capitalize on new opportunities for growth.
6.	Yatra's new SaaS offering is being extremely well received by customers. Yatra is the largest online corporate travel services provider with over 700 corporate customers and 35,000 SME customers. This creates a tremendous cross sell opportunity.
7.	You believe investors should view the Ebix lawsuit as a “call option” on Yatra’s stock. The law firm that is representing Yatra is working largely on a contingency basis which will result in minimal expenses.

We are excited to be a Yatra shareholder. Thank you for your leadership.

Best,

/s/ Timothy Maguire

Timothy Maguire

Maguire Asset Management, LLC

tm@maguirefinancial.com